SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

John Wiley & Sons, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

968223206
(Cusip Number)

W. Robert Cotham
201 Main Street, Suite 2600
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 5,566,780 shares, which constitutes approximately 11.2% of the 49,919,145 shares deemed outstanding pursuant to Rule 13d-3(d)(1).  Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 49,905,493 shares outstanding.

1.     Name of Reporting Person:

          The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00 - Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

           /   /

6.     Citizenship or Place of Organization: Texas

                        7.     Sole Voting Power: 2,025,189 (1)

Number of
Shares
Beneficially    8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 2,025,189 (1)
Person
With

                      10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

              2,025,189

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

             /   /

13.     Percent of Class Represented by Amount in Row (11): 4.1%

14.     Type of Reporting Person: 00 - Trust
----------
(1)     Power is exercised through its trustees, Nancy L. Bass, Sid R. Bass and Lee M. Bass.

1.     Name of Reporting Person:

        820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

           (a) /   /

           (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00 - Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                        7.     Sole Voting Power: 2,751,464 (1)

Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 2,751,464 (1)
Person
With

                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

            2,751,464

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

             /   /

13.     Percent of Class Represented by Amount in Row (11): 5.5%

14.     Type of Reporting Person: 00 - Trust
------------------
(1)  Power is exercised through its sole Trustee, Lee M. Bass.

1.     Name of Reporting Person:

         Prime 66 Partners

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Partnership Contributions

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                        7.     Sole Voting Power: 726,275 (1)

Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 726,275 (1)
Person
With

                      10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

             726,275

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 1.5%

14.     Type of Reporting Person: PN
----------
(1)     Power is exercised through its managing general partner, SRB Diversified Realty, Inc.

1.     Name of Reporting Person:

         Barbnet Investment Co.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Working Capital

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                        7.     Sole Voting Power: 36,400 (1)

Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 36,400 (1)
Person
With

                      10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

             36,400

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): less than 0.1%

14.     Type of Reporting Person: CO
----------
(1)     Power is exercised through its President, William P. Hallman, Jr.

1.     Name of Reporting Person:

          John L. Marion, Jr.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /     /
          (b) /X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                         7.     Sole Voting Power: 13,800
Number of
Shares
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 13,800
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

             27,452 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): less than 0.1% (2)

14.     Type of Reporting Person: IN
----------------------
(1)  Includes 8,697 shares of Class A Common Stock currently represented by phantom stock units acquired by Mr. Marion under the Issuer's Deferred Compensation Plan for Directors' Compensation.  Under such plan, a director is entitled to receive, after ceasing to be a director of the Issuer, a number of shares of Class A Common Stock equal to the number of units held by the director under the plan.  Also includes 4,955 shares of the Issuer's Class A Common Stock that may be acquired by Mr. Marion upon the exercise of director stock options.
(2)  Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 49,919,145.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, Amendment No. 4 dated March 7, 1994, Amendment No. 5 dated March 29, 1994, Amendment No. 6 dated April 5, 1994, Amendment No. 7 dated April 20, 1994, Amendment No. 8 dated July 11, 1994,  Amendment No. 9 dated December 5, 1994, Amendment No. 10 dated March 22, 1999, Amendment No. 11 dated July 29, 1999, Amendment No. 12 dated October 8, 1999, Amendment No. 13 dated December 3, 1999 and Amendment No. 14 dated July 23, 2003 ("Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share (the "Stock"), of John Wiley & Sons, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to shares of Class A Common Stock, par value $1.00 per share (the "Stock"), of John Wiley & Sons, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 111 River Street, Hoboken, New Jersey 07030.

Item 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a)

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Bass Management Trust ("BMT"), 820 Management Trust ("820"), Prime 66 Partners ("Prime"), Barbnet Investment Co. ("Barbnet") and John L. Marion, Jr. ("Marion") (collectively, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Nancy L. Bass ("NLB"), Perry R. Bass ("PRB"), Lee M. Bass ("LMB"), Ramona S. Bass ("RSB"), SRB Diversified Realty, Inc. ("SRB Diversified"), Sid R. Bass ("SRB") and William P. Hallman, Jr. ("WPH"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

BMT

BMT is a revocable grantor trust established pursuant to the Texas Trust Act.  The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to NLB, one of the Settlors and one of the Trustees of BMT, PRB, the other Settlor of BMT, and each of LMB and SRB, the other Trustees of BMT, is set forth below.

NLB

NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed.  NLB is one of the Settlors and one of the Trustees of BMT.

PRB

PRB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and he is not presently employed.  PRB is one of the Settlors of BMT.

LMB

LMB's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

LMB, Inc. is a Texas corporation.  LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. [BEPCO]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development.  The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3000, Fort Worth, Texas 76102.

SRB

SRB's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Sid R. Bass, Inc. ("SRB, Inc.").

SRB, Inc. is a Texas corporation.  SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development.  The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

BEPCO

See above.

820

820 is a revocable grantor trust established pursuant to the Texas Trust Act.  The principal business address of 820, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to LMB, a Settlor and the sole Trustee of 820, is set forth above.  Also pursuant to Instruction C, information with respect to RSB, the other Settlor of 820, is set forth below.

RSB

RSB's address is 201 Main Street, Suite 3300, Fort Worth, Texas 76102, and she is not presently employed.  RSB is one of the Settlors of 820.

Prime

Prime is a Texas general partnership. Prime's principal business is investing in marketable securities and ownership of oil and gas properties.  The principal business address of Prime, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.  Pursuant to Instruction C to Schedule 13D of the Act, information with respect to BMT, one of the general partners of Prime, is set forth above. Also pursuant to Instruction C to Schedule 13D of the Act, information with respect to SRB Diversified and Annie R. Bass Trust for Sid R. Bass ("ARBT"), the other general partners of Prime, is set forth below.

SRB Diversified

SRB Diversified is a Texas corporation and is the managing general partner of Prime. SRB Diversified's principal business is investing in marketable securities through Prime and real estate investment and development. The principal business address of SRB Diversified , which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of SRB Diversified are as follows:

Name	Residence or Business Address	Principal Occupation or Employment
WPH	201 Main Street, Suite 2500 Fort Worth, Texas 76102	Member of the law firm of Kelly Hart & Hallman, P.C.

W.R. Cotham	201 Main Street, Suite 2600 Fort Worth, Texas 76102	Vice President/ Controller of BEPCO

SRB	See above.	See above.

ARBT

ARBT is a Texas testamentary trust with WPH as the Trustee.  The address of ARBT is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Barbnet

Barbnet is a Texas corporation, the principal business of which is investing in marketable securities.  The principal address of Barbnet, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.  Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of Barbnet are as follows:

Name	Residence or Business Address	Principal Occupation or Employment
WPH	See above.	See above.

W.R. Cotham	See above.	See above.

WPH

See above.

Marion

Marion's principal occupation or employment is serving as General Partner of Hendrie Investments, LLC.  Marion's business address is 3 Greenwich Office Park, Greenwich, Connecticut 06831.

(d)     None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 4.   PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

     As described in greater detail below, on January 13, 2005, the Reporting Persons entered into an agreement to sell a total of 1 million shares back to the Issuer.  The Reporting Persons are entering into the transaction for estate planning purposes.  The Reporting Persons continue to have every confidence in the Issuer's management and business.

     Except as noted above, the Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes.  Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional Stock in the open market or in private transactions.  Depending on these same factors, the Reporting Persons may sell all or a portion of the Stock on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,025,189, which constitutes approximately 4.1% of the outstanding shares of the Stock.

820

The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,751,464, which constitutes approximately 5.5% of the outstanding shares of the Stock.

Prime

The aggregate number of shares of the Stock that Prime owns beneficially, pursuant to Rule 13d-3 of the Act, is 726,275, which constitutes approximately 1.5% of the outstanding shares of the Stock.

Barbnet

The aggregate number of shares of the Stock that Barbnet owns beneficially, pursuant to Rule 13d-3 of the Act, is 36,400, which constitutes less than 0.1% of the outstanding shares of the Stock.

Marion

Marion may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,452 shares of the Stock, which constitutes less than 0.1% of the 49,919,145 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

NLB

Because of her position as a Settlor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,025,189 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

PRB

Because of his position as a Settlor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,025,189 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

LMB

Because of his position as a Settlor and sole Trustee of 820, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,751,464 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

RSB

Because of her position as a Settlor of 820, RSB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,751,464 shares of the Stock, which constitutes approximately 5.5% of the outstanding shares of the Stock.

SRB Diversified

Because of its position as the managing general partner of Prime, SRB Diversified may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 726,275 shares of the Stock, which constitutes approximately 1.5% of the outstanding shares of the Stock.

SRB

Because of his position as President of SRB Diversified, SRB may, pursuant to Rule 13d-3 of the Act be deemed to be the beneficial owner of 726,275 shares of the Stock, which constitutes approximately 1.5% of the outstanding shares of the Stock.

Hallman

Because of his position as President of Barbnet, Hallman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 36,400 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Persons

BMT

Acting through its Trustees, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,025,189 shares of the Stock.

820

Acting through its sole Trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

Prime

Acting through its managing general partner, Prime has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 726,275 shares of the Stock.

Barbnet

Acting through its President, Barbnet has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,400 shares of the Stock.

Marion

Marion has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,800 shares of the Stock.

Controlling Persons

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

PRB

PRB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

In his capacity as sole Trustee of 820, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,751,464 shares of the Stock.

RSB

RSB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

SRB Diversified

In its capacity as the managing general partner of Prime, SRB Diversified has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 726,275 shares of the Stock.

SRB

In his capacity as President of SRB Diversified, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 726,275 shares of the Stock.

Hallman

In his capacity as President of Barbnet, Hallman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 36,400 shares of the Stock.

(c)     The Reporting Persons have not purchased or sold any shares of the Issuer's Stock during the past 60 days.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock in the past 60 days.

(d) - (e)  No material change.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

     The Reporting Persons (other than John L. Marion, Jr.) and the Issuer have entered into a Stock Repurchase Agreement dated as of January 13, 2005, pursuant to which such Reporting Persons have agreed to sell, in proportion to their relative stock positions, 1 million shares of the Stock back to the Issuer. The price per share will be based on the market price of the shares during the last week of January, less a negotiated discount, but will not be less than $32.23 nor more than $34.45. If the calculated purchase price is outside this range, the transaction may be terminated.  The sale is scheduled to close on February 4, 2005, and is subject to customary additional terms and conditions.

     The foregoing summary is subject to, and is qualified in its entirety by, the full text of the Stock Repurchase Agreement, which is attached hereto as Exhibit 99.9 and incorporated herein by this reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1) (iii), previously filed.

Exhibit 99.2 -- Deleted.

Exhibit 99.3 -- Deleted.

Exhibit 99.4 -- Deleted.

Exhibit 99.5 -- Deleted.

Exhibit 99.6 -- Deleted.

Exhibit 99.7 -- Agreement pursuant to Rule 13d-1(k)(1) (iii), previously filed.

Exhibit 99.8 -- Deleted.

Exhibit 99.9 -- Stock Repurchase Agreement dated January 13, 2005, between the Issuer and The Bass Management Trust, 820 Management Trust, Prime 66 Partners and Barbnet Investment Co., filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 14, 2005

 /s/ W. R. Cotham
 W. R. Cotham,
 Attorney-in-Fact for:

THE BASS MANAGEMENT TRUST (1)
820 MANAGEMENT TRUST (2)
JOHN L. MARION, JR. (3)

PRIME 66 PARTNERS, a Texas general partnership

By:  SRB Diversified Realty, Inc., managing general partner

    By:  /s/ W.R. Cotham
           W.R. Cotham, Vice President

BARBNET INVESTMENT CO.

By:  /s/ W. R. Cotham
       W. R. Cotham, Vice President

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of 820 Management Trust previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of John L. Marion, Jr. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

Exhibit 99.1 --    Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

Exhibit 99.2 --    Deleted.

Exhibit 99.3 --    Deleted.

Exhibit 99.4 --    Deleted.

Exhibit 99.5 --    Deleted.

Exhibit 99.6 --    Deleted.

Exhibit 99.7 --    Agreement pursuant to Rule 13d-1(k)(1) (iii), previously filed.

Exhibit 99.8 --    Deleted.

Exhibit 99.9 --    Stock Repurchase Agreement dated January 13, 2005, between the Issuer and The Bass Management Trust, 820 Management Trust, Prime 66 Partners and Barbnet Investment Co., filed herewith.